M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-50214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M Holdings Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Rogers	503-414-7260	maria.rogers@mfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

(Address) 225 South Sixth Street, Suite 2300 (City) Minneapolis (State) MN (Zip Code) 55402

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Legacy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Holdings Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
SABINA D WEAVERLING
NOTARY PUBLIC-OREGON
COMMISSION NO. 986346
MY COMMISSION EXPIRES APRIL 25, 2023



Signature:

Title: Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2022 and 2021

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Holdings Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.
Minneapolis, Minnesota
February 24, 2023

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2022 and 2021

Assets		2022		2021
Cash and investments:				
Cash and cash equivalents	$	5,033,877	$	9,499,812
Short-term investments		4,958,423		1,999,298
Total cash and investments		9,992,300		11,499,110
Commissions receivable		5,944,830		7,851,934
Accounts receivable		1,439,183		385,756
Prepaid expenses and other assets		273,162		61,269
Deposits with clearing organizations and others (note 2)		125,000		145,011
Total assets	$	17,774,475	$	19,943,080
Liabilities and Stockholder's Equity				
Liabilities:				
Commissions payable	$	11,717,478	$	14,031,630
Payable to Parent (note 4)		505,034		3,002,197
Other liabilities		251,953		295,163
Total liabilities		12,474,465		17,328,990
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares;				
issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		51,053,696		44,653,696
Accumulated deficit		(45,778,686)		(42,064,606)
Total stockholder's equity		5,300,010		2,614,090
Total liabilities and stockholder's equity	$	17,774,475	$	19,943,080

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Insurance commissions	$ 140,499,937	$ 142,850,200
Investment advisory fees	30,826,391	33,035,929
Mutual fund commissions	3,077,017	3,885,490
Supervisory fees	3,029,805	3,176,865
Securities commissions	1,434,597	1,087,297
Investment fees	1,140,498	1,244,000
Other income	391,638	435,636
Investment income	145,419	25,413
Total revenues	180,545,302	185,740,830
Expenses:		
Registered representative compensation	165,732,671	170,809,580
Employee compensation and benefits	11,079,613	10,729,711
Office	4,253,904	4,073,447
Outside professional services	1,748,873	2,108,011
General and administrative	766,349	756,842
Other	677,972	243,609
Total expenses	184,259,382	188,721,200
Net loss	$ (3,714,080)	$ (2,980,370)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2022 and 2021

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances as of January 1, 2021	10	$ 25,000	$ 40,853,696	$ (39,084,236)	$ 1,794,460
Capital contributions from Parent	—	—	3,800,000	—	3,800,000
Net loss	—	—	—	(2,980,370)	(2,980,370)
Balances as of December 31, 2021	10	25,000	44,653,696	(42,064,606)	2,614,090
Capital contributions from Parent	—	—	6,400,000	—	6,400,000
Net loss	—	—	—	(3,714,080)	(3,714,080)
Balances as of December 31, 2022	10	$ 25,000	$ 51,053,696	$ (45,778,686)	$ 5,300,010

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (3,714,080) $	(2,980,370)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	1,907,104	(1,189,326)
Accounts receivable	(1,053,427)	87,712
Prepaid expenses and other assets	(211,893)	(38,971)
Deposits with clearing organizations and others	20,011	—
Commissions payable	(2,314,152)	2,487,938
Payable to Parent	3,902,837	3,682,358
Other liabilities	(43,210)	285,413
Net cash provided by (used in) operating activities	(1,506,810)	2,334,754
Cash flows from investing activities:		
Purchases of short-term investments	(14,358,587)	(6,992,726)
Maturities of short-term investments	11,399,462	7,990,702
Net cash provided by (used in) investing activities	(2,959,125)	997,976
Net increase (decrease) in cash and cash equivalents	(4,465,935)	3,332,730
Cash and cash equivalents at beginning of year	9,499,812	6,167,082
Cash and cash equivalents at end of year	$ 5,033,877 $	9,499,812
Supplemental cash flow disclosures:		
Noncash operating activity - capital contributions from Parent	$ 6,400,000 $	3,800,000

(1) Basis of Presentation and Significant Accounting Policies

(a) *Organization and Nature of Business*

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business.

(b) *Basis of Presentation*

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) *Revenue Recognition*

Revenues from contracts with customers include both commissions and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions and any related clearing expenses are recorded on a trade-date basis as transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is fixed, and the risks and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance products, mutual funds, and securities.

Investment Advisory, Investment and Supervisory Fees

Investment advisory fees are based upon a percentage applied to the assets under management (AUM) of a customer's account. Investment fees are based upon the total net asset value (NAV) of a mutual fund or other pooled investment vehicle in which the Company has entered into agreements. These fees are generally received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided during that period and the Company believes the performance obligation is satisfied at that time. Supervisory fees are recognized on a monthly basis.

(d) *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of bank deposits, money market instruments and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risks.

(e) *Short-Term Investments*

Short-term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months but less than one year, when purchased, and are reported at amortized cost plus accrued interest.

(f) *Accounts Receivable*

Management believes accounts receivable at December 31, 2022 and 2021 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Accounts receivable are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2022 and 2021, the Company did not have any unrecognized income tax benefits.

(h)   *Credit Losses*

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. A portion of the Company's trades that are contracts are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and if deemed necessary an allowance will be established. As of December 31, 2022 and 2021, no allowance for credit losses has been recorded.

(i)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j)   *Subsequent Events*

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(2) Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2022 and 2021, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2022 and 2021 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2022 and 2021, the Company held $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2021, the Company held $20,011 on deposit with the National Securities Clearing Corporation (NSCC) for commission net settlement activities. NSCC no longer requires a clearing deposit, as such this deposit was fully refunded in 2022.

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2022 and 2021, the Company has regulatory net capital of $3,539,233 and $2,123,621 which is $3,289,233 and $1,873,621 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer. The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(4) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include, but are not limited to, those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include, but are not limited to, registrations, assessments, fees, marketing, taxes, insurance, outside professional services, and compensation related to production, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2022 and 2021, $505,034 and $3,002,197, respectively, is payable to the Parent for expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000. In addition, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

The Company incurred net losses of $3,714,080 and $2,980,370 in the years ended December 31, 2022 and 2021, respectively. The Company received $6,400,000 and $3,800,000 in non-cash capital contributions from the Parent in the form of forgiveness of the Payable to Parent for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company has approximately $192,000 and $80,000, respectively, in amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are included in commissions payable in the Statements of Financial Condition. The commission expense between M Benefit Solutions (included in registered representative compensation in the Statements of Operations) amounted to approximately $3,331,000 and $3,118,000 for the years ended December 31, 2022 and 2021, respectively.

(5) Income Taxes

The Company is included in the consolidated federal income tax return and certain state income tax returns filed by its Parent. The Company also files its own separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2019. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in both 2022 and 2021 to income (loss) before income taxes and the actual provision for the years ended December 31, 2022 and 2021 are as follows:

		2022		2021
Computed "expected" income tax benefit	$	(779,957)	$	(625,878)
Change in income tax expense (benefit) resulting from:				
State income taxes		(13,782)		(222,750)
Political contributions		20,591		18,986
Non-deductible parking		16,285		7,595
Other		2,335		7,811
Total income tax benefit		(754,528)		(814,236)
Valuation allowance		754,528		814,236
Provision for income taxes	$	—	$	—

The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2022 and 2021, relate to the following:

	2022	2021
Deferred income tax assets (liabilities):		
Net operating loss carryforward	$ 8,302,322	$ 8,116,818
Deferred state income taxes, net of federal income tax effect	1,968,663	1,951,560
Deferred rent	58,096	77,447
Total deferred income tax assets	10,329,081	10,145,825
Valuation allowance	(10,329,081)	(10,145,825)
Net deferred income tax assets	$ —	$ —

As of December 31, 2022, the Company has net operating loss carryforwards of approximately $39,534,861, of which $25,374,577 will expire starting in the year 2023 through the year 2037, and $14,160,284 will be carried forward indefinitely.

As noted above, management has established valuation allowances of $10,329,081 and $10,145,825 as of December 31, 2022 and 2021, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash, cash equivalents and short-term investments, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(8) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to this right. As of December 31, 2022 and 2021, the Company has recorded no liabilities with regard to this right. During 2022 and 2021, the Company did not pay the clearing brokers any amounts related to these guarantees.

There are certain situations where the Company may be charged back for commissions or fees received such as an early insurance policy lapse, partial surrender, or trade correction. In these situations, the Company has the right to charge back the Registered Representative and the Member Firm. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any commissions or fees charged back are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(9) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

During 2019, FINRA conducted examinations of three branch offices. As of December 31, 2022, one examination remains open and has been referred to FINRA's Department of Enforcement.

In January 2019, FINRA announced the 529 Plan Share Class Initiative ("529 Initiative"). As part of the 529 Initiative broker-dealers were encouraged to self-report possible securities laws violations related to mutual fund share class selection and the selection of one class of shares when a lower cost share class may have been available. The Company decided to voluntarily participate in the 529 Initiative which resulted in the Company making payments of principal and interest of approximately $43,000 to affected clients in October 2021. The matter was closed in November 2021.

In June 2019, the SEC adopted a new standard of conduct applicable to retail accounts, Regulation Best Interest ("Reg BI"), with an effective date of June 30, 2020. Reg BI requires that broker-dealers and investment advisors act in the best interests of retail customers without placing their own financial or other interests ahead of the customer's and imposes new obligations related to disclosure, duty of care, conflicts of interest and compliance. Certain state securities and insurance regulators have also adopted, proposed, or are considering adopting similar laws and regulations. In addition, it is unclear how and whether other regulators may respond to or attempt to enforce similar enhanced fiduciary protections addressed by the former Department of Labor (DOL) Retirement Advice Rule.

In 2019, the SEC conducted anti-money laundering (AML) and cybersecurity examinations of the Company. In early 2020, the Company responded to those findings and adopted procedures designed to address the SEC's concerns. On November 22, 2021 the SEC issued a subpoena/order finding possible violations of federal law or regulation related to cybersecurity or AML issues at the Company, or branch offices supervised by the Company. Pursuant to that order, the Company is engaged in records requests with the SEC, with the last request dated October 4, 2022 being fulfilled. The investigation is still open and, as such, it is difficult to evaluate potential exposure.

During 2020, FINRA began a routine examination of the Company. As part of the examination, FINRA also conducted examinations of two of the Company's branch offices. As of January 10, 2022, these examinations have been closed with no material findings, but FINRA is now pursuing a cause examination related to certain concerns it noted during its routine examination. As of December 22, 2022 FINRA has referred the Company to enforcement for further review and possible disposition. The investigation is still open and, as such, it is difficult to evaluate potential exposure.

In 2021, the SEC conducted a branch exam. As of December 31, 2021, preliminary findings have been issued to which the Company responded to on January 14, 2022. The SEC has not made any additional communications related to this exam, and the Company does not anticipate these findings will be material when this exam is closed.

In 2021, the State of Oregon began an exam related to compliance with Reg BI. The Company has responded to the initial records request, and as of December 31, 2022, the exam remains open with no other requests being made at this time.

Uncertainty regarding pending and future laws and regulations, including with regard to the implementation of Reg BI, a new prohibited transaction exemption adopted by the DOL, and pending or adopted state rules relating to the standards of conduct applicable to both retirement and non-retirement accounts, may have impacts on the Company's business in ways which cannot be anticipated or planned for, and which may have further impacts on the Company's products and services, cash flows, and results of operations.

**SUPPLEMENTAL INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	5,300,010
Less nonallowable assets:		
Accounts receivable		1,439,183
Commissions receivable		18,805
Deposits with others		25,000
Prepaid expenses and other assets		270,621
Net capital before haircuts on cash equivalents and short-term investments		3,546,401
Haircuts on cash equivalents and short-term investments		7,168
Net capital	$	3,539,233
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		3,289,233
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		3,239,233

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2022, as amended.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.